RESIGNATION LETTER

February 19, 2019

Greenway Technologies Inc.
1521 North Cooper Street
Suite 205
Arlington, Texas 76011

Gentlemen:

I hereby tender my resignation as a member of the board of directors of Greenway Technologies Inc. (the "Company"), and any other capacity on behalf of the Company, effective immediately.

Please note that my resignation is not as a result of any disagreement between myself and the Company, its management, board of directors or any committee of the board of directors.

Sincerely,

D. Patrick Six